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                                                                    ZYNAXIS LOGO

                                                                     May 9, 1997

Dear Zynaxis Shareholders:

     In a letter dated April 24, 1997, The Nasdaq Stock Market, Inc. (the "Nasdaq Stock Market") notified Paul J. Wilson, III, President and Chief Executive Officer of Vaxcel, Inc. ("Vaxcel"), that Vaxcel's Application for Initial Inclusion on the Nasdaq SmallCap Market for the common stock, par value $0.001 ("Vaxcel Common Stock"), of Vaxcel was being denied based upon failure to definitively demonstrate compliance with Rule 4310(c)(4) of the Rules of the Nasdaq Stock Market. Rule 4310(c)(4) states that "for initial inclusion, common or preferred stock shall have a minimum bid price of $3.00 per share."

     In reaching its conclusion, the Nasdaq Stock Market noted the closing bid price of the common stock, par value of $0.01 ("Zynaxis Common Stock"), of Zynaxis, Inc. ("Zynaxis") on the OTC Bulletin Board and the closing bid price of the common stock, par value $0.01 ("CytRx Common Stock"), of CytRx Corporation ("CytRx") on the Nasdaq National Market on April 23, 1997. The Nasdaq Stock Market stated that the Zynaxis Common Stock bid price of $0.1875 per share implied a market value of a share of Vaxcel Common Stock of $1.98 per share, based upon the exchange ratio contemplated by the Agreement and Plan of Merger and Contribution among Zynaxis, CytRx, Vaxcel and Vaxcel Merger Subsidiary, Inc. (the "Agreement"). The Nasdaq Stock Market also stated that, based upon a closing bid price for the CytRx Common Stock of $3.6875, the total market capitalization of CytRx, as of April 23, 1997, was approximately $27,451,487. This compares with an implied market capitalization of at least $33 million for Vaxcel if Vaxcel's shares trade at or above the $3.00 per share minimum requirement.

     As part of the listing application process, Vaxcel may appeal the decision of the Nasdaq Stock Market in a hearing before the Nasdaq Listing Qualifications Panel. Vaxcel has advised us that it has elected to exercise this right to appeal and on or about May 15, 1997, Vaxcel will present an argument in favor of listing the shares of Vaxcel Common Stock on the Nasdaq SmallCap Market. The listing of Vaxcel Common Stock on the Nasdaq SmallCap Market is a condition precedent to the consummation of the acquisition of Zynaxis by Vaxcel by merger (the "Merger") under the Agreement. Each of the parties to the Agreement has indicated its intention to waive this condition of the Agreement if Vaxcel's appeal is unsuccessful.

     In light of the decision of the Nasdaq Stock Market, it is probable that, upon consummation of the Merger, shares of Vaxcel Common Stock issued in connection with the Merger will not be traded on the Nasdaq SmallCap Market and, instead, shares of Vaxcel Common Stock will be traded on the OTC Bulletin Board. Shareholders of Zynaxis should be aware that trading on the OTC Bulletin Board is less liquid than trading on the Nasdaq SmallCap Market. While the OTC Bulletin Board is an organized market, the lack of liquidity may restrict the ability of shareholders of Zynaxis to trade shares of Vaxcel Common Stock subsequent to the Merger.
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     Vaxcel has informed us of its intention, subsequent to the Merger, to actively pursue listing the shares of Vaxcel Common Stock on the Nasdaq SmallCap Market. However, there can be no assurance that Vaxcel will be successful in its continuing efforts to list shares of Vaxcel Common Stock on the Nasdaq SmallCap Market.

                                          Very truly yours,

                                          /s/ MARTYN D. GREENACRE
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                                          Martyn D. Greenacre
                                          Chairman, President and Chief
                                          Executive Officer

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